UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (CHECK ONLY ONE; for descriptions, SEE Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION

          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY

          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     BACAP Alternative Multi-Strategy Fund, LLC ("BACAP Fund")

3.   Securities and Exchange Commission File No. 811-21252

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application     [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     One Bryant Park
     New York, New York 10036

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Marina Belaya
     Assistant General Counsel
     Alternative Investments Group
     Bank of America
     114 W. 47th Street
     NY8-114-26-02


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     New York, NY 10036
     Tel.: 212-852-1876

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

     Banc of America Investment Advisors, Inc.
     100 Federal Street
     Boston, Massachusetts 02110
     (617) 772-3315

     SEI Investments Global Funds Services
     One Freedom Valley Drive
     Oaks, Pennsylvania 19456
     610-676-4902

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end     [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

     Banc of America Investment Advisors, Inc.
     100 Federal Street
     Boston, Massachusetts 02110
     (617) 772-3315
     (Investment adviser since June 13, 2005)


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     Banc of America Capital Management, LLC
     101 South Tryon Street
     Charlotte, NC 28255
     (Investment adviser until June 13, 2005)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Columbia Management Distributors, Inc.
     One Financial Center
     Boston, Massachusetts 02111
     (617) 772-3078
     (Acquired BACAP Distributors, LLC by merger in August 2005)

     BACAP Distributors, LLC
     101 South Tryon Street
     Charlotte, NC 28255

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): Not applicable

     (b) Trustee's name(s) and address(es): Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes     [X] No

     If Yes, for each UIT state:

          Name(s):
          File No.:
          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes     [ ] No

          If Yes, state the date on which the board vote took place:

          June 9, 2008 and September 19, 2008

          If No, explain:


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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

          [X] Yes     [ ] No

          If Yes, state the date on which the shareholder vote took place:

          December 18, 2008

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes     [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          April 1, 2009

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes     [ ] No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X] Yes    [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:

          Were any distributions to shareholders made in kind?

          [ ] Yes     [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  CLOSED-END FUNDS ONLY:

     Has the fund issued senior securities?

     [ ] Yes     [X] No


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     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [ ] Yes     [X] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     Two

     (b)  Describe the relationship of each remaining shareholder to the fund:

     The two remaining members of BACAP Fund are subsidiaries of Bank of America Corporation, the ultimate parent of BACAP Fund's investment adviser. They are members for the sole purpose of facilitating BACAP Fund's preparation of its final tax return. They will remain members until BACAP Fund's cancellation of its existence as a Delaware limited liability company on or about December 31, 2009, at which time BACAP Fund will return to each member such member's cash contribution plus interest earned. Continuing BACAP Fund's existence until December 31, 2009 is expected to afford BACAP Fund adequate time to collect Form K-1s (expected to become available during the first half of 2010) from all of the portfolio funds in which it had been invested until the sale of its assets and liabilities on April 1, 2009, in order to prepare BACAP Fund's final tax return. BACAP Fund is allowed to file its tax return with the Internal Revenue Service within six months of its cancellation.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X] Yes     [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     BACAP Fund maintains a cash escrow account of $2,000 representing the two remaining members' cash contributions. Upon cancellation of BACAP Fund on or about December 31, 2009, BACAP Fund will return to each of the two remaining members such member's cash contribution of $1,000 each plus interest earned in the escrow account.

III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     (SEE QUESTION 18 ABOVE)

     [X] Yes     [ ] No


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     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     BACAP Fund holds cash in the amount of $2,000.

     (b) Why has the fund retained the remaining assets?

     The remaining assets were invested in BACAP Fund by two affiliates of its investment adviser for the sole purpose of coordinating BACAP Fund's final tax year with the tax years of the portfolio funds in which BACAP Fund invested. See 18(b) above.

     (c)  Will the remaining assets be invested in securities?

     [ ] Yes     [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X] Yes     [ ] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     BACAP Fund has a commitment to return to each of the two remaining members their capital contributions in the amount of $1,000 each.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

     With current cash held by BACAP Fund in the amount of $2,000.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: Approximately $800,000

          (ii) Accounting expenses: Approximately $0

          (iii) Other expenses (list and identify separately):


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               Proxy solicitation expenses: Approximately $4,000

               Expenses associated with transfer of investments pursuant to Merger with Excelsior Directional Hedge Fund of Funds (TI), LLC ("Excelsior Fund"): Approximately $0

          (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $804,000

     (b)  How were those expenses allocated?

          Expenses (other than proxy solicitation expenses) were allocated to and paid by Banc of America Investment Advisors, Inc., the investment adviser to BACAP Fund. U.S. Trust Hedge Fund Management, Inc., the manager of Excelsior Fund, paid all proxy solicitation expenses.


     (c)  Who paid those expenses?

          Banc of America Investment Advisors, Inc. and U.S. Trust Hedge Fund Management, Inc.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes     [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes     [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes     [X] No

     If Yes, describe the nature and extent of those activities:


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VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

          Excelsior Directional Hedge Fund of Funds (TI), LLC

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          Investment Company Act Registration No. 811-22036

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Registration No. 333-153765; Registration Statement on Form N-14 filed on October 1, 2008.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BACAP Alternative Multi-Strategy Fund, LLC, (ii) he is the Treasurer and Senior Vice President of BACAP Alternative Multi-Strategy Fund, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                        /s/ STEVEN L. SUSS
                                        ----------------------------------------
                                        Steven L. Suss
                                        Treasurer and Senior Vice President


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